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                 April 10, 2023

       Robert G. Phillips
       Chairman and Chief Executive Officer
       Crestwood Equity Partners LP
       811 Main Street, Suite 3400
       Houston, TX 77002

                                                        Re: Crestwood Equity
Partners LP
                                                            Registration
Statement on Form S-3
                                                            Filed April 4, 2023
                                                            File No. 333-271118

       Dear Robert G. Phillips:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Mitchell Austin,
       Acting Legal Branch Chief, at (202) 551-3574 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Sarah Morgan, Esq.